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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM 12b-25


                        Commission File Number 001-13947


                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [_] Form 11-K  [_] Form 20-F  [_] Form 10-Q
             [_] Form N-SAR

For Period Ended:  December 31, 1998

[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR
For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------
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PART I - REGISTRANT INFORMATION

Full name of registrant:                      RELTEC Corporation

Former name if applicable:                    N/A

Address of principal executive office         5900 Landerbrook Drive
(Street and Number)                           Suite 300

City, state and zip code:                     Cleveland, Ohio  44124-4019


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file its Annual Report on Form 10-K without unreasonable effort or expense and seeks relief pursuant to Rule 12b-25(b) of the Exchange Act as a result of it being involved in a merger transaction pursuant to which The General Electric Company, p.l.c. ("GEC, plc") has agreed to acquire the Registrant. On March 1, 1999, the Company and GEC, plc entered into an Agreement and Plan of Merger and on March 5, 1999, GEC, plc commenced a tender offer for all outstanding shares of common stock of the Registrant. The tender offer is scheduled to expire on April 1, 1999 and the transaction is scheduled to close as soon as practicable thereafter. As a result of the demands imposed by this transaction, the Registrant will require additional time to prepare its Annual Report on Form 10-K.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Valerie Gentile Sachs               (440)         460-3600
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(Name)                           (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                              [X]  Yes  [_]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [_]  Yes  [X]  No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              RELTEC CORPORATION
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   April 1, 1999                           By  /s/ John L. Wilson
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                                              Name:   John L. Wilson
                                              Title:  Vice President, Controller